Filed by Lifeline Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lifeline Systems, Inc.

Commission File No. 333-118929

The following press release was issued by Lifeline Systems, Inc. on October 14, 2004:

Contact:

Mark Beucler

Vice President, Finance, Chief Financial Officer and Treasurer

(508) 988-3200

Email: mbeucler@lifelinesys.com

Lifeline Systems Schedules Special Shareholder Meeting on

December 8th for Vote on Holding Company Proposal

Company to File and Mail Definitive Proxy Statement on or about October 25th

FRAMINGHAM, Mass. – October 14, 2004 – Lifeline Systems, Inc. (NASDAQ: LIFE), the leading provider of personal response services in the United States and Canada, announced today that it expects to file with the Securities and Exchange Commission (SEC) on or about October 25, 2004 a definitive proxy statement relating to the proposal recommended by the board of directors to create a holding company structure for Lifeline through a share exchange. The Company expects to mail the proxy statement shortly after filing to shareholders of record on October 12, 2004.

This proposal regarding the creation of a holding company structure is scheduled to be voted on at a special shareholder meeting set for December 8, 2004.

About Lifeline Systems, Inc.

Established in 1974, Lifeline Systems is the leading provider of personal response services and emergency call systems in the United States and Canada. As of September 30, 2004, the Company supported more than 411,000 subscribers from its response centers in Massachusetts, Ontario and Quebec. Lifeline also supplies emergency response equipment and services to owners and developers of independent living, assisted living and continuing care retirement communities across North America. To people who live alone or in senior living communities, the Company provides reassurance and peace of mind with dedicated, well-trained people, advanced technology and a nationwide support structure to achieve service excellence. The Company is committed to affording its subscribers and residents the dignity, privacy and respect to which they are entitled. For more information about Lifeline Systems visit: www.lifelinesys.com.

Additional Information and Where to Find It

Lifeline and the proposed holding company, Lifeline Holdings, Inc., have filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission to register the shares of the holding company’s common stock to be used in the proposed transaction. The definitive proxy statement/prospectus will be mailed to the shareholders of Lifeline shortly after filing. Investors and security holders of Lifeline are advised to read the proxy statement/prospectus and any other relevant documents filed with the SEC by Lifeline and/or the holding company, when available, because they contain, and will contain, important information about Lifeline, the holding company and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and any other relevant documents filed with the SEC by Lifeline or the holding company, when available, as well as any amendments or supplements to those documents, at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus and each company’s other filings with the SEC, when available, as well as any amendments or supplements to those documents, also may be obtained from Lifeline. You can request this information by sending a written request to Lifeline Systems, Inc., c/o Chief Financial Officer, 111 Lawrence Street, Framingham, MA 01702-8156. In addition, investors and security holders may access copies of the documents filed with the SEC by Lifeline on Lifeline’s website at www.lifelinesys.com.

Lifeline, its directors and its executive officers may be deemed to be participants in the solicitation of proxies from Lifeline shareholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Lifeline is set forth in Lifeline’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 1, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

Safe Harbor Language

This news release may contain forward-looking statements relating to the future performance of Lifeline Systems, Inc. Forward-looking statements, specifically those concerning the timing of the filing of the definitive proxy statement and the proposed shareholder meeting, are subject to certain risks and uncertainties. These risks and uncertainties include the risk of an unforeseen delay in the filing of the proxy statement or of a delay in the date of the shareholder meeting, and other risk factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K, Forms 10-Q, and other filings and releases.